Exhibit 99.3

Cameco Corporation

2016 condensed consolidated interim financial statements

(unaudited)

November 1, 2016

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands, except per share amounts)	Note	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Revenue from products and services		$669,654	$649,050	$1,544,301	$1,779,338
Cost of products and services sold		411,704	440,822	963,930	1,163,695
Depreciation and amortization		111,811	75,137	273,427	200,415

Cost of sales		523,515	515,959	1,237,357	1,364,110

Gross profit		146,139	133,091	306,944	415,228
Administration		38,689	40,120	151,461	131,792
Impairment charge	4	—	—	124,368	5,688
Exploration		9,643	9,681	36,543	32,953
Research and development		1,347	1,571	4,108	4,865
Other operating income	8	(6,319)	—	(6,319)	—
Loss on disposal of assets		439	2	9,033	446

Earnings (loss) from operations		102,340	81,717	(12,250)	239,484
Finance costs	10	(26,513)	(26,040)	(85,406)	(76,377)
Gain (loss) on derivatives	16	(12,361)	(127,382)	63,768	(237,015)
Finance income		669	868	3,176	4,638
Share of earnings (loss) from equity-accounted investees		—	746	—	(622)
Other income	11	68,148	30,617	49,614	58,703

Earnings (loss) before income taxes		132,283	(39,474)	18,902	(11,189)
Income tax recovery	12	(10,407)	(35,116)	(66,303)	(85,027)

Net earnings (loss)		142,690	(4,358)	85,205	73,838

Net earnings (loss) attributable to:
Equity holders		$142,145	$(3,911)	$82,801	$75,223
Non-controlling interest		545	(447)	2,404	(1,385)

Net earnings (loss)		$142,690	$(4,358)	$85,205	$73,838

Earnings (loss) per common share attributable
Basic	13	$0.36	$(0.01)	$0.21	$0.19

Diluted	13	$0.36	$(0.01)	$0.21	$0.19

See accompanying notes to condensed consolidated interim financial statements.

2 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)	Note	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Net earnings (loss)		$142,690	$(4,358)	$85,205	$73,838
Other comprehensive income (loss), net of taxes
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		26,904	49,271	(69,547)	99,809
Unrealized gains on available-for-sale assets[1]		754	—	2,489	22

Other comprehensive income (loss), net of taxes		27,658	49,271	(67,058)	99,831

Total comprehensive income		$170,348	$44,913	18,147	173,669

Other comprehensive income (loss) attributable to:
Equity holders		$27,653	$49,351	$(67,222)	$99,931
Non-controlling interest		5	(80)	164	(100)

Other comprehensive income (loss) for the period		$27,658	$49,271	$(67,058)	$99,831

Total comprehensive income (loss) attributable to:
Equity holders		$169,798	$45,440	$15,579	$175,154
Non-controlling interest		550	(527)	2,568	(1,485)

Total comprehensive income for the period		$170,348	$44,913	$18,147	$173,669

[1]	Net of tax (Q3 2016 - $(67); Q3 2015 - nil; 2016 - $199; 2015 - $3)

See accompanying notes to condensed consolidated interim financial statements.

2016 THIRD QUARTER REPORT 3

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Sep 30/16	Dec 31/15
Assets
Current assets
Cash and cash equivalents		$199,360	$458,604
Accounts receivable		115,556	246,865
Current tax assets		3,252	493
Inventories	5	1,388,047	1,285,266
Supplies and prepaid expenses		183,839	180,544
Current portion of long-term receivables, investments and other	6	33,714	12,193

Total current assets		1,923,768	2,183,965

Property, plant and equipment		5,090,094	5,228,160
Goodwill and intangible assets		202,838	217,130
Long-term receivables, investments and other	6	487,082	449,236
Investments in equity-accounted investees		—	2,472
Deferred tax assets		805,044	713,674

Total non-current assets		6,585,058	6,610,672

Total assets		$8,508,826	$8,794,637

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$221,119	$317,856
Current tax liabilities		28,752	56,494
Short-term debt		26,234	—
Dividends payable		39,579	39,579
Current portion of other liabilities	7	62,983	241,113
Current portion of provisions	8	38,494	16,595

Total current liabilities		417,161	671,637

Long-term debt		1,493,045	1,492,237
Other liabilities	7	101,009	132,142
Provisions	8	1,027,522	918,163
Deferred tax liabilities		21,649	35,179

Total non-current liabilities		2,643,225	2,577,721

Shareholders’ equity
Share capital		1,862,646	1,862,646
Contributed surplus		212,859	209,115
Retained earnings		3,205,973	3,241,902
Other components of equity		166,135	233,357

Total shareholders’ equity attributable to equity holders		5,447,613	5,547,020
Non-controlling interest		827	(1,741)

Total shareholders’ equity		5,448,440	5,545,279

Total liabilities and shareholders’ equity		$8,508,826	$8,794,637

Commitments and contingencies [notes 8, 12]

See accompanying notes to condensed consolidated interim financial statements.

4 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Available- for-sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2016	$1,862,646	$209,115	$3,241,902	$233,918	$(561)	$5,547,020	$(1,741)	$5,545,279
Net earnings	—	—	82,801	—	—	82,801	2,404	85,205
Other comprehensive income (loss) for the period	—	—	—	(69,711)	2,489	(67,222)	164	(67,058)

Total comprehensive income (loss) for the period	—	—	82,801	(69,711)	2,489	15,579	2,568	18,147

Share-based compensation	—	10,746	—	—	—	10,746	—	10,746
Restricted and performance share units released	—	(7,002)	—	—	—	(7,002)	—	(7,002)
Dividends	—	—	(118,730)	—	—	(118,730)	—	(118,730)

Balance at September 30, 2016	$1,862,646	$212,859	$3,205,973	$164,207	$1,928	$5,447,613	$827	$5,448,440

Balance at January 1, 2015	$1,862,646	$196,815	$3,333,099	$51,667	$(583)	$5,443,644	$160	$5,443,804
Net earnings (loss)	—	—	75,223	—	—	75,223	(1,385)	73,838
Other comprehensive income (loss) for the period	—	—	—	99,909	22	99,931	(100)	99,831

Total comprehensive income (loss) for the period	—	—	75,223	99,909	22	175,154	(1,485)	173,669

Share-based compensation	—	12,944	—	—	—	12,944	—	12,944
Restricted and performance share units released	—	(4,553)	—	—	—	(4,553)	—	(4,553)
Dividends	—	—	(118,734)	—	—	(118,734)	—	(118,734)

Balance at September 30, 2015	$1,862,646	$205,206	$3,289,588	$151,576	$(561)	$5,508,455	$(1,325)	$5,507,130

See accompanying notes to condensed consolidated interim financial statements.

2016 THIRD QUARTER REPORT 5

Cameco Corporation

Consolidated statements of cash flows

(Unaudited) ($Cdn thousands)	Note	Three months ended		Nine months ended
		Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Operating activities
Net earnings (loss)		$142,690	$(4,358)	$85,205	$73,838
Adjustments for:
Depreciation and amortization		111,811	75,137	273,427	200,415
Deferred charges		(6,777)	4,541	(99,385)	(14,390)
Unrealized loss (gain) on derivatives		2,736	80,778	(126,455)	127,038
Share-based compensation	15	2,514	3,803	10,746	12,944
Loss on disposal of assets		439	2	9,033	446
Finance costs	10	26,513	26,040	85,406	76,377
Finance income		(669)	(868)	(3,176)	(4,638)
Share of loss (earnings) in equity-accounted investees		—	(746)	—	622
Impairment charges	4	—	—	124,368	5,688
Other operating income	8	(6,319)	—	(6,319)	—
Other expense (income)	11	(9,117)	(30,617)	9,433	(58,392)
Income tax recovery	12	(10,407)	(35,116)	(66,303)	(85,027)
Interest received		32	483	1,340	3,686
Income taxes received (paid)		(6,325)	15,329	(97,091)	(80,870)
Other operating items	14	137,822	(255,668)	(142,942)	(310,568)

Net cash provided by (used in) operations		384,943	(121,260)	57,287	(52,831)

Investing activities
Additions to property, plant and equipment		(54,253)	(96,978)	(167,497)	(292,072)
Decrease (increase) in long-term receivables, investments and other		(836)	1,574	(2,111)	3,512
Proceeds from sale of property, plant and equipment		33	69	1,877	165

Net cash used in investing		(55,056)	(95,335)	(167,731)	(288,395)

Financing activities
Increase (decrease) in debt		(208,757)	(5)	25,988	(8)
Interest paid		(14,198)	(14,173)	(49,805)	(48,870)
Dividends paid		(39,579)	(39,579)	(118,730)	(118,734)

Net cash used in financing		(262,534)	(53,757)	(142,547)	(167,612)

Increase (decrease) in cash and cash equivalents, during the period		67,353	(270,352)	(252,991)	(508,838)
Exchange rate changes on foreign currency cash balances		480	2,030	(6,253)	4,795
Cash and cash equivalents, beginning of period		131,527	330,862	458,604	566,583

Cash and cash equivalents, end of period		$199,360	$62,540	$199,360	$62,540

Cash and cash equivalents is comprised of:
Cash				63,741	62,540
Cash equivalents				135,619	—

Cash and cash equivalents				$199,360	$62,540

See accompanying notes to condensed consolidated interim financial statements.

6 CAMECO CORPORATION

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2016 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2015.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on November 1, 2016.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

2016 THIRD QUARTER REPORT 7

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2015 consolidated financial statements.

3.	Accounting standards

New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2016 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the following amendments to existing standards and does not expect the amendments to have a material impact on the financial statements, unless otherwise noted.

i.	Revenue

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The extent of the impact of adoption of IFRS 15 has not yet been determined.

ii.	Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets, a new expected credit loss model for calculating impairment on financial assets and new hedge accounting requirements. It also carries forward, from IAS 39, guidance on recognition and derecognition of financial instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

iii.	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

4.	Impairment

In the second quarter of 2016, production was suspended at our Rabbit Lake operation. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the cash generating unit could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

An impairment charge of $124,368,000 was recognized relating to our Rabbit Lake operation in northern Saskatchewan, which is part of the uranium segment. The charge was for the full carrying value of this cash generating unit. The recoverable amount of the mine and mill was based on a fair value less costs to sell model, which incorporated the future cash flows, including care and maintenance costs, expected to be derived from the operation. It was categorized as a non-recurring level 3 fair value measurement.

8 CAMECO CORPORATION

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mine and mill. Other key assumptions included uranium price forecasts and operating and capital cost forecasts. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s expectation of prices that a market participant would use. Operating and capital cost forecasts were determined based on management’s internal cost estimates.

5.	Inventories

	Sep 30/16	Dec 31/15
Uranium
Concentrate	$1,061,216	$887,083
Broken ore	46,187	41,722

	1,107,403	928,805
NUKEM	142,032	216,361
Fuel services	138,612	140,100

Total	$1,388,047	$1,285,266

In the second quarter of 2015, commercial production was achieved at Cameco’s Cigar Lake operation. Effective May 1, 2015, we commenced charging all production costs, including depreciation, to inventory and subsequently recognizing in cost of sales as the product is sold.

Cameco expensed $458,864,000 of inventory as cost of sales during the third quarter of 2016 (2015 - $484,745,000). For the nine months ended September 30, 2016, Cameco expensed $1,072,309,000 of inventory as cost of sales (2015 - $1,298,399,000). Included in cost of sales for the period ended September 30, 2016, is a $25,752,000 net write-down of NUKEM inventory to reflect net realizable value (September 30, 2015 - net recovery of $3,394,000).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 7). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of September 30, 2016, NUKEM had $4,771,000 ($3,638,000 (US)) of inventory pledged as security under financing arrangements ((December 31, 2015 - $97,945,000 ($70,770,000 (US)).

6.	Long-term receivables, investments and other

	Sep 30/16	Dec 31/15
Investments in equity securities [note 16]	$13,314	$938
Derivatives [note 16]	24,253	11,143
Advances receivable from JV Inkai LLP [note 18]	86,386	87,188
Investment tax credits	93,237	93,972
Amounts receivable related to tax dispute [note 12]	264,042	232,614
Other	39,564	35,574

	520,796	461,429
Less current portion	(33,714)	(12,193)

Net	$487,082	$449,236

2016 THIRD QUARTER REPORT 9

7.	Other liabilities

	Sep 30/16	Dec 31/15
Deferred sales	$33,817	$132,904
Derivatives [note 16]	53,311	168,236
Accrued pension and post-retirement benefit liability	66,258	64,135
Other	10,606	7,980

	163,992	373,255
Less current portion	(62,983)	(241,113)

Net	$101,009	$132,142

Deferred sales includes $6,001,000 ($4,575,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (December 31, 2015 - $110,749,000 ($80,021,000 (US))) (note 5).

8.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$917,034	$17,724	$934,758
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	146,399	—	146,399
Recognized in earnings	(6,319)	1,487	(4,832)
Provisions used during the period	(8,124)	(202)	(8,326)
Unwinding of discount	15,796	70	15,866
Impact of foreign exchange	(17,849)	—	(17,849)

End of period	$1,046,937	$19,079	$1,066,016

Current	29,758	8,736	38,494
Non-current	1,017,179	10,343	1,027,522

	$1,046,937	$19,079	$1,066,016

The increase of $146,399,000 in the reclamation provision was due largely to a change in estimate at our Port Hope conversion facility resulting from accelerated remediation plans. In addition, the provision increased as a result of a decrease in discount rates during the year.

9.	Share capital

At September 30, 2016, there were 395,792,522 common shares outstanding. Options in respect of 8,332,077 shares are outstanding under the stock option plan and are exercisable up to 2024. For the quarters and nine month periods ended September 30, 2016 and September 30, 2015, there were no options that were exercised resulting in the issuance of shares.

10.	Finance costs

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Interest on long-term debt	$17,671	$18,838	$55,658	$56,096
Unwinding of discount on provisions	4,715	5,628	15,866	15,727
Other charges	3,769	1,523	13,003	4,485
Interest on short-term debt	358	51	879	69

Total	$26,513	$26,040	$85,406	$76,377

10 CAMECO CORPORATION

11.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Foreign exchange gains (losses)	$9,119	$30,617	$(16,465)	$58,392
Contract settlements	59,027	—	59,027	—
Gain on change in investment accounting	—	—	7,032	—
Other	2	—	20	311

Total	$68,148	$30,617	$49,614	$58,703

During the quarter, Cameco agreed to terminate two long-term supply contracts with two of its utility customers that were effective for the years 2016 through 2020 and 2016 through 2021. The resulting gain on contract settlements was $59,027,000.

In the first quarter of 2016, Cameco’s share in one of its associates decreased such that equity accounting was no longer appropriate. As a result, the difference between its carrying value and fair value was recognized in other income. As an available-for-sale investment, future changes in fair value are being recognized in other comprehensive income.

12.	Income taxes

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Earnings (loss) before income taxes
Canada	$(88,224)	$(226,999)	$(335,675)	$(544,264)
Foreign	220,507	187,525	354,577	533,075

	$132,283	$(39,474)	$18,902	$(11,189)

Current income taxes
Canada	$160	$3,359	$2,134	$4,582
Foreign	20,236	10,536	33,373	31,801

	$20,396	$13,895	$35,507	$36,383
Deferred income taxes (recovery)
Canada	$(19,226)	$(59,535)	$(87,024)	$(131,879)
Foreign	(11,577)	10,524	(14,786)	10,469

	$(30,803)	$(49,011)	$(101,810)	$(121,410)

Income tax recovery	$(10,407)	$(35,116)	$(66,303)	$(85,027)

Cameco has recorded $805,044,000 of deferred tax assets (December 31, 2015 - $713,674,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2010, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $3,400,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2010 in the amount of $292,400,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

2016 THIRD QUARTER REPORT 11

Using the methodology we believe that CRA will continue to apply and including the $3,400,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $7,400,000,000 for the years 2003 through 2015, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,200,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2010. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,500,000,000 and $1,700,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $750,000,000 and $850,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. Recently, the CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $264,042,000 already paid as at September 30, 2016 (December 31, 2015 - $232,614,000) (note 6). In addition to the cash remitted, we have provided $340,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

The trial for the 2003, 2005 and 2006 reassessments commenced in October, 2016. Final arguments are expected in the second half of 2017. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $54,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

We have received Revenue Agent’s Reports (RARs) from the Internal Revenue Service (IRS) for the taxation years 2009 to 2012, challenging the transfer pricing used under certain intercompany transactions. The RARs list the IRS’ proposed adjustments to taxable income and calculate the tax and penalties owing based on the proposed adjustments.

The proposed adjustments reflected in the RARs are focused on transfer pricing in respect of certain intercompany transactions within our corporate structure. The IRS asserts that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US.

The proposed adjustments result in an increase in taxable income in the US of approximately $419,000,000 (US) and a corresponding increased income tax expense of approximately $122,000,000 (US) for the 2009 through 2012 taxation years, with interest being charged thereon. In addition, the IRS proposed cumulative penalties of approximately $8,000,000 (US) in respect of the adjustment. Having regard to advice from its external advisors, management believes that the conclusions of the IRS in the RARs are incorrect and is contesting them in an administrative appeal of the proposed adjustments. No cash payments are required while pursuing an administrative appeal. Management believes that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity in the year(s) of resolution.

12 CAMECO CORPORATION

13.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2016 was 395,792,522 (2015 - 395,792,522).

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$142,145	$(3,911)	$82,801	$75,223
Weighted average common shares outstanding	395,793	395,793	395,793	395,793

Basic earnings (loss) per common share	$0.36	$(0.01)	$0.21	$0.19

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$142,145	$(3,911)	$82,801	$75,223
Weighted average common shares outstanding	395,793	395,793	395,793	395,793

Weighted average common shares outstanding, assuming dilution	395,793	395,793	395,793	395,793

Diluted earnings (loss) per common share	$0.36	$(0.01)	$0.21	$0.19

14.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Changes in non-cash working capital:
Accounts receivable	$8,479	$(187,702)	$127,701	$110,070
Inventories	144,213	(27,521)	(150,140)	(312,569)
Supplies and prepaid expenses	11,250	(17,489)	(4,179)	(40,684)
Accounts payable and accrued liabilities	(31,012)	(14,202)	(113,175)	(64,382)
Reclamation payments	(4,407)	(3,303)	(8,326)	(7,380)
Other	9,299	(5,451)	5,177	4,377

Other operating items	$137,822	$(255,668)	$(142,942)	$(310,568)

15.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,079 shares have been issued.

2016 THIRD QUARTER REPORT 13

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of September 30, 2016, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 899,303 (December 31, 2015 - 791,071).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of September 30, 2016, the total number of RSUs held by the participants was 596,030 (December 31, 2015 - 479,320).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Stock option plan	$288	$949	$3,741	$4,625
Performance share unit plan	1,623	1,624	4,017	4,949
Restricted share unit plan	603	1,230	2,988	3,370

	$2,514	$3,803	$10,746	$12,944

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

14 CAMECO CORPORATION

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	1,273,340	411,490	329,422
Average strike price	$16.38	—	$16.46
Expected dividend	$0.40	—	—
Expected volatility	32%	31%	—
Risk-free interest rate	0.7%	0.5%	—
Expected life of option	4.7 years	3.0 years	—
Expected forfeitures	7%	5%	8%
Weighted average grant date fair values	$3.49	$16.35	$16.46

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

16.	Financial instruments and related risk management

A.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

2016 THIRD QUARTER REPORT 15

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2016

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$11,417	$—	$11,417	$11,417
Interest rate contracts	9,286	—	9,286	9,286
Uranium contracts	3,550	—	3,550	3,550
Investments in equity securities [note 6]	13,314	13,314	—	13,314
Derivative liabilities [note 7]
Foreign currency contracts	(25,961)	—	(25,961)	(25,961)
Uranium contracts	(27,350)	—	(27,350)	(27,350)
Long-term debt	(1,493,045)	—	(1,796,468)	(1,796,468)

Net	$(1,508,789)	$13,314	$(1,825,526)	$(1,812,212)

As at December 31, 2015

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$360	$—	$360	$360
Interest rate contracts	10,783	—	10,783	10,783
Investments in equity securities [note 6]	938	938	—	938
Derivative liabilities [note 7]
Foreign currency contracts	(167,420)	—	(167,420)	(167,420)
Uranium contracts	(816)	—	(816)	(816)
Long-term debt	(1,492,237)	—	(1,786,567)	(1,786,567)

Net	$(1,648,392)	$938	$(1,943,660)	$(1,942,722)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.5% to 1.7% (2015 - 0.6% to 2.2%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

16 CAMECO CORPORATION

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C.	Other financial instruments

The carrying value of Cameco’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term debt approximates its fair value as a result of the short-term nature of the instruments.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/16	Dec 31/15
Non-hedge derivatives:
Foreign currency contracts	$(14,544)	$(167,060)
Interest rate contracts	9,286	10,783
Uranium contracts	(23,800)	(816)

Net	$(29,058)	$(157,093)

Classification:
Current portion of long-term receivables, investments and other [note 6]	$15,923	$3,823
Long-term receivables, investments and other [note 6]	8,330	7,320
Current portion of other liabilities [note 7]	(25,717)	(168,236)
Other liabilities [note 7]	(27,594)	—

Net	$(29,058)	$(157,093)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/16	Sep 30/15	Sep 30/16	Sep 30/15
Non-hedge derivatives
Foreign currency contracts	$(8,945)	$(130,390)	$87,106	$(248,324)
Interest rate contracts	(108)	2,715	1,724	10,430
Uranium contracts	(3,308)	—	(25,062)	—
Other	—	293	—	879

Net	$(12,361)	$(127,382)	$63,768	$(237,015)

2016 THIRD QUARTER REPORT 17

17.	Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

18 CAMECO CORPORATION

Business segments

For the three months ended September 30, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$526,230	$77,289	$66,569	$(434)	$669,654
Expenses
Cost of products and services sold	285,724	56,255	70,525	(800)	411,704
Depreciation and amortization	87,612	8,889	11,735	3,575	111,811

Cost of sales	373,336	65,144	82,260	2,775	523,515

Gross profit (loss)	152,894	12,145	(15,691)	(3,209)	146,139
Administration	—	—	2,774	35,915	38,689
Exploration	9,643	—	—	—	9,643
Research and development	—	—	—	1,347	1,347
Other operating income	(6,319)	—	—	—	(6,319)
Loss on disposal of assets	439	—	—	—	439
Finance costs	—	—	(68)	26,581	26,513
Loss (gain) on derivatives	—	—	(3,113)	15,474	12,361
Finance income	—	—	101	(770)	(669)
Other expense (income)	(48,655)	(10,372)	386	(9,507)	(68,148)

Earnings (loss) before income taxes	197,786	22,517	(15,771)	(72,249)	132,283
Income tax recovery					(10,407)

Net earnings					$142,690

For the three months ended September 30, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$387,661	$83,479	$183,381	$(5,471)	$649,050
Expenses
Cost of products and services sold	205,487	62,004	179,251	(5,920)	440,822
Depreciation and amortization	72,155	8,432	(9,537)	4,087	75,137

Cost of sales	277,642	70,436	169,714	(1,833)	515,959

Gross profit (loss)	110,019	13,043	13,667	(3,638)	133,091
Administration	—	—	4,294	35,826	40,120
Exploration	9,681	—	—	—	9,681
Research and development	—	—	—	1,571	1,571
Loss on disposal of assets	2	—	—	—	2
Finance costs	—	—	1,128	24,912	26,040
Loss (gain) on derivatives	—	—	(461)	127,843	127,382
Finance income	—	—	—	(868)	(868)
Share of earnings from equity-accounted investees	(746)	—	—	—	(746)
Other expense (income)	—	—	77	(30,694)	(30,617)

Earnings (loss) before income taxes	101,082	13,043	8,629	(162,228)	(39,474)
Income tax recovery					(35,116)

Net loss					$(4,358)

2016 THIRD QUARTER REPORT 19

For the nine months ended September 30, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,128,898	$217,384	$197,518	$501	$1,544,301
Expenses
Cost of products and services sold	654,592	150,599	158,984	(245)	963,930
Depreciation and amortization	173,096	22,759	64,609	12,963	273,427

Cost of sales	827,688	173,358	223,593	12,718	1,237,357

Gross profit (loss)	301,210	44,026	(26,075)	(12,217)	306,944
Administration	—	—	16,099	135,362	151,461
Impairment charge	124,368	—	—	—	124,368
Exploration	36,543	—	—	—	36,543
Research and development	—	—	—	4,108	4,108
Other operating income	(6,319)	—	—	—	(6,319)
Loss on disposal of assets	9,005	—	28	—	9,033
Finance costs	—	—	3,911	81,495	85,406
Gain on derivatives	—	—	(3,725)	(60,043)	(63,768)
Finance income	—	—	(228)	(2,948)	(3,176)
Other expense (income)	(55,687)	(10,372)	915	15,530	(49,614)

Earnings (loss) before income taxes	193,300	54,398	(43,075)	(185,721)	18,902
Income tax recovery					(66,303)

Net earnings					$85,205

For the nine months ended September 30, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,179,157	$219,711	$361,319	$19,151	$1,779,338
Expenses
Cost of products and services sold	660,934	158,305	327,455	17,001	1,163,695
Depreciation and amortization	168,209	21,279	(1,514)	12,441	200,415

Cost of sales	829,143	179,584	325,941	29,442	1,364,110

Gross profit (loss)	350,014	40,127	35,378	(10,291)	415,228
Administration	—	—	11,379	120,413	131,792
Impairment charge	5,688	—	—	—	5,688
Exploration	32,953	—	—	—	32,953
Research and development	—	—	—	4,865	4,865
Loss on disposal of assets	415	28	3	—	446
Finance costs	—	—	3,432	72,945	76,377
Loss (gain) on derivatives	—	—	(1,229)	238,244	237,015
Finance income	—	—	(2)	(4,636)	(4,638)
Share of loss from equity-accounted investees	622	—	—	—	622
Other expense (income)	(312)	—	335	(58,726)	(58,703)

Earnings (loss) before income taxes	310,648	40,099	21,460	(383,396)	(11,189)
Income tax recovery					(85,027)

Net earnings					$73,838

20 CAMECO CORPORATION

18.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Through an unsecured shareholder loan, Cameco has agreed to fund Inkai’s costs related to the evaluation and development of block 3. The limit of the loan facility is $175,000,000 (US) and advances under this facility bear interest at a rate of LIBOR plus 2%. At September 30, 2016, $164,645,000 (US) of principal and interest was outstanding (December 31, 2015 - $157,492,000 (US)).

Cameco’s share of the outstanding principal and interest was $86,386,000 at September 30, 2016 (December 31, 2015 - $87,188,000) (note 6). For the quarter ended September 30, 2016, Cameco recorded interest income of $524,000 relating to this balance (2015 - $518,000). For the nine month period ended September 30, 2016, interest income was $1,569,000 (2015 - $1,500,000).

2016 THIRD QUARTER REPORT 21